                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549




                                              FORM 11-K
                                            ANNUAL REPORT




[X]  Annual report pursuant to Section 15(d) of the Securities Exchange
Act of 1934


For the fiscal year ended                December 31, 1993
                          ------------------------------------------

                                    Commission File Number 1-9936




                                    EMPLOYEE STOCK OWNERSHIP PLAN

                                          FOR EMPLOYEES OF

                                 SOUTHERN CALIFORNIA EDISON COMPANY
                                      (Full Title of the Plan)





                                               SCEcorp
                                          (Name of Issuer)






          2244 WALNUT GROVE AVENUE (P.O. Box 800), ROSEMEAD, CALIFORNIA 91770
                        (Address of principal executive office)

                              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants in the Employee Stock Ownership Plan of Southern California Edison Company and the Board of Directors of SCEcorp:

    We have audited the accompanying statements of financial condition of the Employee Stock Ownership Plan of Southern California Edison Company (the Plan) as of December 31, 1993, and 1992, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of Southern California Edison Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1993, and 1992, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.





                                                       ARTHUR ANDERSEN & CO.
                                                       ARTHUR ANDERSEN & CO.

Los Angeles, California
March 28, 1994

                                    EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                                  STATEMENTS OF FINANCIAL CONDITION


                                                                                December 31,
                                                                            ----------------------
                                                                              1993         1992
                                                                            --------     ---------
                                                                                 (In thousands)


                                               ASSETS

Cash and Equivalents. . . . . . . . . . . . . . . . . . . . . . .         $      1          $      5
Investment in Stock, at market value --
      SCEcorp common stock --  8,812,862 and
      15,217,426 shares (cost --  $116,037,733
      and $188,729,112 at December 31, 1993,
      and 1992, respectively) . . . . . . . . . . . . . . . . . .          176,257           334,783
                                                                          --------          --------
                                                                          $176,258          $334,788
                                                                          ========          ========

                                             PLAN EQUITY

Plan Equity . . . . . . . . . . . . . . . . . . . . . . . . . . .          176,258           334,788
                                                                          --------          --------
                                                                          $176,258          $334,788
                                                                          ========          ========



























   The accompanying notes are an integral part of these financial statements.

                                    EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                           STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                                        Year Ended December 31,
                                                              ------------------------------------------
                                                                 1993            1992            1991
                                                              -----------      ---------       ---------
                                                                        (In thousands)

Investment Income:
    Dividends on common stock. . . . . . . . . . . . . . .     $ 20,215         $ 20,832       $ 19,913
    Interest on temporary investments. . . . . . . . . . .           14               13             16
    Less: Plan administration expenses . . . . . . . . . .          100              100            100
                                                               --------         --------       --------
        Net investment income. . . . . . . . . . . . . . .       20,129           20,745         19,829
                                                               --------         --------       --------
Increase (Decrease) in Value of
    Investment in Stock. . . . . . . . . . . . . . . . . .       (4,955)         (19,928)        66,099
                                                               --------         --------       --------
        Net investment income and change
           in value of investment in stock . . . . . . . .       15,174              817         85,928
                                                               --------         --------       --------

Distributions to Participants or
    their Beneficiaries. . . . . . . . . . . . . . . . . .      173,704           17,586         19,380
                                                               --------         --------       --------
        Net increase (decrease) in Plan equity . . . . . .     (158,530)         (16,769)        66,548

Plan Equity, Beginning of Year . . . . . . . . . . . . . .      334,788          351,557        285,009
                                                               --------         --------       --------
Plan Equity, End of Year . . . . . . . . . . . . . . . . .     $176,258         $334,788       $351,557
                                                               ========         ========       ========























The accompanying notes are an integral part of these financial statements.

                                    EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                                    NOTES TO FINANCIAL STATEMENTS


Note 1.  Summary of Plan Provisions


    Description of the Plan --

        Southern California Edison Company (Edison) established the Employee Stock Ownership Plan (Plan) and Trust, effective January 1, 1976, for the benefit of its employees (including those employees of certain affiliate companies) who are eligible to participate (Participants) and their beneficiaries. Wells Fargo Bank (Trustee) acted as trustee of the Plan through March 31, 1993. Effective April 1, 1993, the trustee function was transferred to First Interstate Bank.

        Edison has elected to amend the Plan to provide for the systematic transfer of amounts that have been held by the Plan for 84 months or more to the Stock Savings Plus Plan of Southern California Edison Company. Two transfers comprising approximately 50% of the plan balance were made in 1993. The remaining balance in the Plan will be transferred in 1994.


    Edison contributions --

        In response to changes in tax laws, the funding of employee stock ownership plans was changed effective January 1, 1983, from a method based on Investment Tax Credit (ITC) to a payroll-tax-credit-based method. The Plan was amended effective July 21, 1983, to be eligible for this method of funding. Edison contributions for Plan years 1983-1984 could not exceed 1/2% of the total Edison payroll for the year. As a result of other tax law changes, the payroll tax credit does not apply to employee compensation paid or accrued after December 31, 1986.

        There were no contributions by Edison or Participants in 1993, 1992 or 1991.


    Subsequent disallowance and recapture --

        In the event of recapture or disallowance of tax credits forming the basis of Edison contributions after 1978, Edison may deduct such amounts on its tax return (subject to certain Internal Revenue Code (Code) limitations). Such amounts may not be withdrawn from the Plan. Edison has been audited for tax years through 1985. As of December 31, 1993, final determinations had not been made for audited years after 1982.


    Tax status of the Plan and trust --

        The Plan, as amended effective May 21, 1986, qualifies under the requirements of Sections 401(a) and 409(a) of the Code. Edison contributions and earnings from qualified plans are not taxable to the Participants until distributed under the provisions of Section 402 of the

                                    EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)



Note 1.  Summary of Plan Provisions (Continued)


    Tax status of the Plan and trust -- (continued)

Code. A determination request will be submitted to the IRS with respect to Plan changes adopted since that time. In Edison's opinion, amendments made subsequent to May 21, 1986, will not affect the tax exempt status of the Plan.


    Plan administration expenses --

        Administrative expenses of the Trustee and other Plan expenses are paid from the Plan assets, subject to a limitation based upon Plan income. Cumulative expenses through 1993 exceeded the limitation by approximately $687,710; this amount has been paid by Edison. The cumulative excess will be carried forward and reimbursed to Edison in 1994 subject to the limitation provisions.


Note 2.  Summary of Significant Accounting Policies


    Valuation of investments --

        Investments are stated at market value. Share figures reflect the two-for-one split of SCEcorp common stock effective June 1, 1993. The change in the difference between market value of investments and cost determined on an average cost basis during the year is reflected as the "Increase (Decrease) in Value of Investment in Stock" on the Statements of Income and Changes in Plan Equity.


    Cost of investments --

        All shares purchased for the Plan from January 1991 through September 1991 and June 1992 through December 1993 were acquired on the open market, with cost determined on an average cost basis. For the period October 1991 through May 1992, all shares were purchased directly from SCEcorp, with cost determined using the average of the closing prices quoted on the New York Stock Exchange for the five consecutive trading days immediately preceding the dividend payment date.


Note 3.  Distributions to Participants or their Beneficiaries

        Distributions of accumulated Plan benefits upon the death of a Participant are made as soon as possible after the end of the calendar month in which participation ends. Distributions to Participants who have separated from service for reasons other than retirement and who have elected to defer distribution to a later month are made as soon as

                                    EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 3.  Distributions to Participants or their Beneficiaries (Continued)


possible after the end of the month in which they elect to end participation, but no later than the end of the Plan year in which they attain age 65. Distributions to retired Participants are made as soon as possible after the close of the month in which a distribution election is made. Retired Participants may elect to receive their distributions as of the end of any month until the end of the Plan year in which they attain age 70 1/2. Distributions made to Participants or their beneficiaries were as follows:


                                                1993                       1992                  1991
                                         -------------------       ----------------        ------------------
                                                      Market                  Market                   Market
                                         Cost          Value       Cost        Value       Cost         Value
                                         ----         ------       ----       ------       ----        ------
                                                                    (In thousands)

         Stock distributions . . . .   $89,857      $168,629      $5,510     $10,615      $7,130      $12,177
         Cash distributions. . . . .     2,967         5,075       3,886       6,971       4,144        7,203
                                       -------      --------      ------     -------     -------      -------
         Total distributions to
            Participants . . . . . .   $92,824      $173,704      $9,396     $17,586     $11,274      $19,380
                                       ========     ========      ======     =======     =======      =======

       Participant withdrawals, which are settled in cash, are funded through the sale of investment stock. Therefore, the market values reflected in the preceding table represent the proceeds received by the Plan upon disposition.

Note 4.  Unrealized Market Appreciation of Value of Investment in Stock

       Unrealized market appreciation of shares of SCEcorp common stock held by the Plan is the difference between the acquisition cost and the market value of such shares. Unrealized market appreciation at the beginning of each year is reconciled to the unrealized market appreciation at the end of each year as follows:

                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                 OF
                                 SOUTHERN CALIFORNIA EDISON COMPANY

                              NOTES TO FINANCIAL STATEMENTS (Continued)


Note 4.    Unrealized Market Appreciation of Value of Investment in Stock
           (Continued)


                                                                     1993            1992              1991
                                                                   --------         --------         --------
                                                                                (In thousands)

         Unrealized market appreciation,
            beginning of year. . . . . . . . . . . . . . . . . .   $146,054         $174,172         $116,180
         Increase (decrease) in value of
            investment in stock. . . . . . . . . . . . . . . . .     (4,955)         (19,928)          66,099
         Realized gain from sales of stock . . . . . . . . . . .     (2,108)          (3,085)          (3,059)
         Realized gain from stock distributions. . . . . . . . .    (78,772)          (5,105)          (5,048)
                                                                   --------         --------         --------
         Unrealized market appreciation, end of year . . . . . .   $ 60,219         $146,054         $174,172
                                                                   ========         ========         ========

Note 5:    Plan Equity

    In 1993, distributions and withdrawals made by Participants as of December 31, 1993, but not yet paid by the Plan are classified as a component of plan equity instead of liabilities. Accordingly, prior-year balances were reclassified to conform to the December 31, 1993, presentation. Withdrawing Participants at December 31, 1993, and 1992 have elected to receive 14,905 shares valued at $298,100 and cash of $222,737 and 112,178 shares valued at $2,468,000 and cash of $1,729,000, respectively.

                                             SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SOUTHERN CALIFORNIA EDISON COMPANY
                                      EMPLOYEE STOCK OWNERSHIP PLAN




                                       By         Georgia R. Nelson
                                          ------------------------------
                                                  Georgia R. Nelson
                                                        Chair
                                       Employee Benefits/Health Care Committee


March 28, 1994

                                            EXHIBIT INDEX


Exhibit
Number                                      Description
- -------                                     -----------

    1 Summary Annual Report of Employee Stock Ownership Plan of Southern California Edison Company for the year ended December 31, 1992.

    2        Consent of Independent Public Accountants.